Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-193321

News Release

For Immediate Release

Contact Information:

Investors: Alan Magleby (410) 454-5246 afmagleby@leggmason.com	Media: Mary Athridge (212) 805-6035 mkathridge@leggmason.com

Legg Mason Announces Pricing of $650 Million Senior Notes and Delivery of Notice of Redemption

Baltimore, Maryland - June 23, 2014 - Legg Mason, Inc. (NYSE: LM) announced today that it priced its underwritten public offering of $250 million of Senior Notes due 2019 and $250 million of Senior Notes due 2024, along with an offering of $150 million of additional 5.625% Senior Notes due 2044. The offering is expected to settle on June 26, 2014.

The Senior Notes due 2019 will bear interest at a rate of 2.700% per year. The Senior Notes due 2024 will bear interest at a rate of 3.950% per year. Interest for the Senior Notes due 2019 and the Senior Notes due 2024 will be payable semiannually on January 15 and July 15, commencing on January 15, 2015. The additional Senior Notes due 2044 were issued at a premium of 106.519%.

Legg Mason, Inc. also announced today that it delivered today to the holders of its outstanding 5.500% Senior Notes due 2019 (the “2019 Notes”) a notice of redemption to redeem all of the 2019 Notes. The 2019 Notes will be redeemed on July 23, 2014 at a make-whole redemption price, calculated in accordance with the indenture governing the 2019 Notes.

Legg Mason, Inc. plans to use the net proceeds from the senior notes offering to repay the $650 million in aggregate principal amount of the 2019 Notes.

The Company expects to take charges estimated to be approximately $105-110 million in July 2014 when its existing 2019 notes will be retired, consisting of a make whole premium to call the 2019 notes and non-cash amounts of approximately $9 million associated with existing deferred charges and original issue discount. The Company expects to realize over $10 million in interest rate savings from these transactions over the next twelve months, with additional annual interest savings over the life of the new debt.

Joseph A. Sullivan, President and CEO of Legg Mason said, “These transactions will significantly strengthen Legg Mason’s credit profile by locking in lower rates and longer maturities, creating more certainty around the Company’s overall capital structure. We expect that interest expense savings over the life of the new debt will offset the upfront cost of the call premium, while Legg Mason will continue to have ample resources to continue its share buyback program and make appropriate investments in the business. We are pleased to take advantage of these very favorable markets to enhance our long term debt structure.”

More details are contained in the presentation “Debt Restructuring” dated June 23, 2014, which may be found on the investor relations pages of our website at www.leggmason.com.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers for the offering; Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and HSBC Securities (USA) Inc., are acting as senior co-managers for the offering; and Barclays Capital Inc., BNY Mellon Capital Markets, LLC, RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC are acting as co-managers for the offering.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or Citigroup Global Markets Inc. at (800) 831-9146.

Forward-Looking Statements

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Legg Mason’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014.

About Legg Mason

Legg Mason is a global asset management firm with $686 billion in assets under management as of May 31, 2014. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

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